UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2006 and assets (held at end of year) as of December 31, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants

Miami, Florida

June 20, 2007

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value:
Pooled separate accounts	$180,464,469	$138,342,637
Unallocated insurance contracts	97,511,622	79,014,835
Health Management Associates, Inc. Class A common stock	86,872,841	89,285,123
Participant loans	14,468,066	12,161,749

Total investments	379,316,998	318,804,344

Contributions receivable:
Participants	1,325,313	5,996
Employer	1,379,727	2,094

Total contributions receivable	2,705,040	8,090

Total assets	382,022,038	318,812,434

Liabilities
Excess contributions payable	177,644	—

Total liabilities	177,644	—

Net assets available for benefits	$381,844,394	$318,812,434

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
Additions:
Investment results:
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Pooled separate accounts	$21,918,952	$10,706,933
Health Management Associates, Inc. Class A common stock	(3,504,434)	(3,424,601)
Interest and dividends	4,941,929	3,550,278

	23,356,447	10,832,610

Contributions:
Participants	59,363,198	49,062,218
Employer	13,085,839	11,636,242
Rollovers	3,068,327	2,843,216

	75,517,364	63,541,676

Total additions	98,873,811	74,374,286

Deductions:
Benefit payments and rollovers	35,219,904	20,912,504
Administrative expenses	621,947	603,343

Total deductions	35,841,851	21,515,847

Net increases in net assets available for benefits	63,031,960	52,858,439
Net assets available for benefits at beginning of year	318,812,434	265,953,995

Net assets available for benefits at end of year	$381,844,394	$318,812,434

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective October 1, 1990 and covers eligible employees, as defined in the Plan agreement. Eligible employees may elect to participate in the Plan as of the date set forth in the Plan agreement; however, completion of a year of service is generally required before a participant is eligible for matching contributions from Health Management Associates, Inc. (the “Company”). The Company is the Plan’s sponsor.

Effective April 1, 2004, Prudential Bank & Trust, F.S.B. became the Plan’s trustee (the “Trustee”) and Prudential Retirement Insurance and Annuity Company became the Plan’s recordkeeper.

The Plan is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, (the “Code”) and as a qualified defined contribution plan under Section 401(a) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Subject to certain Code limitations, participants may elect to defer from 1% to 50% of their eligible compensation received during each Plan year (effective July 1, 2006, the maximum deferral percentage was increased from 25% to 50%). Unless a participant elects otherwise, such participant will be treated as having elected to defer 4% of his or her eligible compensation. Additionally, subject to certain Code limitations, participants who attain the age of fifty during a Plan year or are fifty at the beginning of a Plan year are eligible to make voluntary catch-up contributions.

The Company and certain participating subsidiaries may make discretionary matching contributions. For the years ended December 31, 2006 and 2005, such contributions were in an amount equal to 33 1/3% of a Plan participant’s deferred compensation, to the extent that the salary deferral did not exceed 6% of the Plan participant’s eligible compensation (i.e., matching contributions could not exceed 2%). One of the Company’s subsidiaries makes nondiscretionary matching contributions to each participant employed at such subsidiary in an amount equal to 50% of the participant’s deferred compensation, to the extent that such salary deferral does not

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

exceed 6% of the participant’s eligible compensation (i.e., matching contributions may not exceed 3%). Certain Company subsidiaries may also make discretionary profit-sharing contributions (3% of eligible participants’ compensation for both 2006 and 2005) on behalf of their eligible employees who are employed on the last day of the Plan year and who have worked at least 1,000 hours during that year. At their discretion, the Company and its participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively); however, the Company designates the amount of any qualified matching or nonelective contributions.

Substantially all Company contributions are required to be initially invested in the Company’s Class A common stock. Thereafter, such investments are entirely participant-directed. The Company’s Class A common stock is also available as an investment option for Plan participants.

Participants may also contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions.

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions, allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. Each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as a pro rata share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings (losses) is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. If a participant separates from service before fully vesting, the portion of the account attributable to Company contributions is generally not forfeited until the participant incurs a five year break in service. Accordingly, participants who are rehired by the Company or a participating subsidiary within five years of their termination date have their nonvested Company contributions, if any, restored (participants that received distributions of their vested balances upon severance with the Company must comply with the provisions of the Plan agreement in order to reinstate their nonvested Company contributions).

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Forfeited balances of nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating approximately $918,000 and $1,180,000 during the years ended December 31, 2006 and 2005, respectively. Accumulated forfeitures available to offset future Company contributions or to pay administrative expenses aggregated approximately $444,000 and $570,000 at December 31, 2006 and 2005, respectively.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 and a maximum amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator at the time the loan is approved. In general, principal and interest are paid ratably through payroll withholdings.

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or his/her beneficiary in Company Class A common stock and/or cash. Participants are only entitled to withdrawals from their accounts prior to separation from service if they attain age 59 1/2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in Company matching contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant dies or attains his/her Normal Retirement Date, as such term is defined in the Plan agreement, while still an employee of the Company or one of its subsidiaries.

•	The participant becomes Disabled, as such term is defined in the Plan agreement, while still an employee of the Company or one of its subsidiaries.

•	The Company terminates the Plan in accordance with its terms.

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule wherein participants who are credited with an Hour of Service, as such term is defined in the Plan agreement, vest 20% per year upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A Plan year during which an employee works at least 1,000 hours is considered one year of vesting service.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Effective September 1, 2006, the Plan was amended to provide special dispensation to certain Plan participants. In that regard, Plan participants who are employed at certain Company subsidiaries that have been divested are entitled to (i) full vesting upon the Company’s sale of the assets of the specified subsidiary and (ii) loan repayment alternatives that are not otherwise available to terminated employees through the normal operation of the Plan. During the year ended December 31, 2006, the assets of two of the specified Company subsidiaries were sold; however, the application of the provisions of the aforementioned Plan amendment did not have a material impact on the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared pursuant to the accrual method of accounting.

Investment Valuation

Equity Securities

Investments in equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Pooled Separate Accounts

The fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Participant Loans

Participant loans reflect the outstanding principal balances due from Plan participants and such amounts approximate fair value.

Unallocated Insurance Contracts

As described in the Financial Accounting Standards Board’s Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contact value is generally the amount that participants receive when they initiate permitted transactions. During the periods presented in the financial statements included herein, the contract values of the Plan’s unallocated insurance contracts reasonably approximated their corresponding fair values. Accordingly, the Plan’s unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

Unallocated insurance contracts consist of investments in contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan administrator considers unlikely to occur, these investments have fully benefit-responsive features. In such limited circumstances, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2006 and 2005, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of contract issuers or other related matters.

The Plan’s unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.59% and 3.35% during the years ended December 31, 2006 and 2005, respectively. Interest is credited to participant accounts using the single portfolio rate approach wherein a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers many factors, including, among other things, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not utilize a detailed formula to establish such crediting interest rates, which are reset semi-annually and cannot be less than 1.50%. Subsequent to December 31, 2006, the net crediting interest rate on the Plan’s unallocated insurance contracts was established at 3.85% for the six months ending June 30, 2007.

As of December 31, 2006 and 2005, the average net yields earned by the Plan’s unallocated insurance contracts were 3.85% and 3.35%, respectively.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recognized when payroll withholdings are processed. Company contributions accrue to the Plan at such payroll withholding dates. These contributions are remitted to the Trustee as soon as administratively practicable for investment based on the investment options designated by the Plan’s participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentrations of credit and market risk are dictated by individual Plan participant investment preferences. Due to the risks associated with investments and the uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, they are not reflected in the Plan’s financial statements.

Benefit Payments

Benefit payments are recognized when paid.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2006	2005
Prudential Retirement Insurance and Annuity Company – Guaranteed Income Fund (unallocated insurance contracts)	$97,511,622	$79,014,835
Health Management Associates, Inc. Class A common stock	86,872,841	89,285,123
Prudential Retirement Insurance and Annuity Company-Large Cap Value/LSV Asset Management Fund	40,485,621	30,541,354

During the years ended December 31, 2006 and 2005, the Plan received cash dividends of $972,210 and $700,196, respectively, relative to the Company’s Class A common stock. Subsequent to December 31, 2006, the Company declared a special Class A common stock cash dividend of $10.00 per share, which resulted in the Plan’s receipt of approximately $42.4 million of cash in March 2007. Such cash was initially deposited in the Prudential Retirement Insurance and Annuity Company-Guaranteed Income Fund but was subject to participant direction thereafter. Moreover, in connection with the special cash dividend and other related initiatives, the Company announced that it has indefinitely suspended all future dividend payments. The closing price of the Company’s Class A common stock was $11.32 on June 20, 2007 and $21.11 on December 29, 2006 (the last business day of the year ended December 31, 2006).

4.	Excess Contributions Payable

Subsequent to December 31, 2006, certain 2006 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants in April 2007. A liability for excess contributions of $177,644 was recorded in the Plan’s financial statements as of and for the year ended December 31, 2006.

5.	Income Taxes

The Plan received a determination letter from the Internal Revenue Service, dated March 8, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Accordingly, no provision for income taxes has been provided in the Plan’s financial statements. The Plan is required to operate in conformity with the Code and the Plan agreement in order to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with these requirements and, therefore, believes that the related trust continues to be tax-exempt. However, if deemed necessary, the Plan administrator will take any remedial action necessary to cause the Plan’s operations to be compliant with the Code and the Plan agreement. Plan amendments subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6.	Party-in-Interest Transactions

Certain Plan investments are shares of pooled separate accounts and trust funds managed by the Trustee. Additionally, the Plan held investments in Company Class A common stock with a fair value of $86,872,841 and $89,285,123 at December 31, 2006 and 2005, respectively. The Company also paid an immaterial amount of the Plan’s administrative expenses during the years ended December 31, 2006 and 2005, which are not reflected in the Plan’s financial statements. All the transactions discussed in this paragraph qualify as party-in-interest transactions.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants will become fully vested in their Company contributions, including any related investment earnings thereon, and the balance in each participant’s account shall be held under the Plan and continue to accrue investment earnings until distributed in the form of benefit payments.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #61-0963645 Plan #001

Year Ended December 31, 2006

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitutes Nonexempt Prohibited Transactions
$592	$592

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #61-0963645 Plan #001

December 31, 2006

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost **	Current Value
*	Health Management Associates, Inc.	Class A common stock, $0.01 par value 4,115,245.9 shares)		$86,872,841
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		97,511,622	***
*	Prudential Retirement Insurance and Annuity Company	State Street Global Advisors Intermediate Bond Account		7,058,847
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, SSgA Fund		13,296,014
*	Prudential Retirement Insurance and Annuity Company	Lifetime20 Fund		7,328,462
*	Prudential Retirement Insurance and Annuity Company	Lifetime30 Fund		5,066,795
*	Prudential Retirement Insurance and Annuity Company	Lifetime40 Fund		10,069,530
*	Prudential Retirement Insurance and Annuity Company	Lifetime50 Fund		7,515,991
*	Prudential Retirement Insurance and Annuity Company	Lifetime60 Fund		1,542,952
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		12,763,262
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		40,485,621
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		16,550,271
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		7,949,342
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		12,125,951
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		12,202,861
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Munder Capital Fund		11,185,785
*	Prudential Retirement Insurance and Annuity Company	International Blend/The Boston Company Fund		15,322,785
*	Participants	Loans with interest rates ranging from 5.00% to 10.50% and various maturity dates		14,468,066

				$379,316,998

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc. Retirement Savings Plan

	By:	Health Management Associates, Inc.,
as Administrator

Date: June 25, 2007	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President and Chief Financial Officer